UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

THE DEPARTURE AND APPOINTMENT OF BOARD MEMBERS

On September 23, 2021, the board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”) announced that Ms. Doreen MAK has resigned from her position as the independent Director of the Board, with effect from September 22, 2021, in order to focus on other business obligations. Ms. Mak’s resignation is not a result of any disagreement with the Company in relation to its operations, policies or practices.

On the other hand, the Company is pleased to announce that with effect from September 23, 2021, Mr. Jian SUN was appointed by the Board to serve as the independent Director of the Board. Mr. Sun holds a master’s degree from Australian National University, and he also serves as the co-president of CUC China-US Blockchain Association. Mr. Sun is an investor and expert in blockchain and will provide strategic guidance to the Company on its blockchain business, including financial operations, investment management and strategic partnerships.

Mr. Sun does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

As a result of the appointment of Mr. Sun, the Board currently has five members, a majority of whom are independent Directors that meet the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules. All three members of the Audit Committee of the Board are independent Directors.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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